Prospectus Supplement

ReliaStar Life Insurance Company and its ReliaStar Select Variable Account
and
ReliaStar Life Insurance Company and its Select*Life Variable Account

Supplement dated April 3, 2006, to your current Variable Annuity/Life Insurance Prospectus

This supplement updates certain information contained in your current variable annuity/life insurance prospectus. Please read it carefully and keep it with your product prospectus for future reference.

NOTICE OF FUND SUBSTITUTIONS

Effective April 28, 2006, and pursuant to applicable regulatory approvals, ReliaStar Life Insurance Company (the "Company") and its ReliaStar Select Variable Account and ReliaStar Select*Life Variable Account (the "Variable Accounts") will replace the following funds in which the subaccounts of the Variable Accounts invest (the "Replaced Funds") with certain other funds (the "Substitute Funds"), as follows:

Replaced Funds	Substitute Funds
Pioneer Small Cap Value VCT Portfolio (Class I)	ING Columbia Small Cap Value II (Initial Class)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S) Neuberger Berman AMT Growth Portfolio® (Class I)	ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
AIM V.I. Demographic Trends Fund (Series I) Fidelity® VIP Growth Portfolio (Initial Class)	ING FMR^{SM} Earnings Growth Portfolio (Class I)
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I)	ING Limited Maturity Bond Portfolio (Class S)
Putnam VT Diversified Income Fund (Class IA)	ING Oppenheimer Strategic Income Portfolio (Service Class)
Premier VIT OpCap Managed Portfolio	ING Van Kampen Growth and Income Portfolio (Class S)
Fidelity® VIP *Asset Manager*^{SM} Portfolio (Initial Class)	ING VP Balanced Portfolio (Class I)
Fidelity® VIP High Income Portfolio (Initial Class)	ING VP High Yield Bond Portfolio (Class I)
Fidelity® VIP Overseas Portfolio (Initial Class)	ING VP Index Plus International Equity Portfolio (Class S)
Putnam VT Small Cap Value Fund (Class IA)	ING Wells Fargo Small Cap Disciplined Portfolio (Class I)

Important Information about the Substitutions.

- After April 28, 2006, the effective date of the substitutions, the subaccounts which invest in the Replaced Funds will no longer be available through your variable annuity contract/life insurance policy.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or the fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, all amounts you have allocated to the subaccount which invests in a Replaced Fund will automatically be reallocated to the subaccount which invests in a corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invests in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.

- You will not incur any fees or charges or any tax liability because of the substitutions, and your policy/contract value immediately before the substitutions will equal your policy/contract value immediately after the substitutions.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The fees and expenses of each Substitute Fund are more fully described in the Substitute Fund's prospectus.
- The investment objective and policy of each Substitute Fund is substantially the same as, similar to or consistent with the investment objective and policy of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described in the Substitute Fund's prospectus.
- If you have not already received prospectuses for the Substitute Funds, they accompany this supplement. Read these prospectuses carefully before deciding what to do with amounts allocated to the subaccounts which invest in the Replaced Funds. If you need another copy of the prospectuses, please contact our Customer Service Center at either 1-877-884-5050 (for variable annuity contracts) or 1-877-866-5050 (for variable life insurance policies) and we will send them to you.

Substitute Fund Fees and Expenses. Please see the prospectuses for the Substitute Funds for more information concerning these fees and expenses.

Substitute Fund Investment Advisers/Subadvisers and Investment Objectives. The investment advisers/ subadvisers and investment objectives of the Substitute Funds are shown in your variable annuity/life insurance prospectus and the prospectuses for the Substitute Funds. Please see the prospectuses for the Substitute Funds for more information concerning their investment advisers/subadvisers and investment objectives.

NOTICE OF SUBACCOUNT CLOSINGS

Effective April 28, 2006, we are closing to new investment the subaccounts which invest in the following funds:

- Fidelity® VIP Index 500 Portfolio (Initial Class)
- Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
- ING International Portfolio (Class S)
- ING Lord Abbett Affiliated Portfolio (Class I)
- ING Mercury Large Cap Value Portfolio (Class I)
- ING MFS Mid Cap Growth Portfolio (Class I)
- ING Van Kampen Equity Growth Portfolio (Class I)
- ING Van Kampen Real Estate Portfolio (Class I)
- ING American Century Large Company Value Portfolio (Initial Class)
- ING American Century Select Portfolio (Initial Class)
- ING American Century Small-Mid Cap Value Portfolio (Initial Class)
- ING Fundamental Research Portfolio (Initial Class)
- ING Legg Mason Aggressive Growth Portfolio (Initial Class)
- ING Strategic Allocation Conservative Portfolio (Class 1)
- ING Strategic Allocation Growth Portfolio (Class I)
- ING Strategic Allocation Moderate Portfolio (Class I)
- ING VP International Value Portfolio (Class I)
- ING VP MidCap Opportunities Portfolio (Class I)
- ING VP Value Opportunity Portfolio (Class I)

Not all of these funds may be available through your variable annuity contract/life insurance policy. Please refer to your product prospectus for information about the funds available to you.

Variable annuity contract/life insurance policy owners who have contract/policy value allocated to one or more of the subaccounts which correspond to these funds may leave their contract/policy value in those subaccounts, but future allocations and transfers into those subaccounts will be prohibited. If your most recent premium allocation instructions includes a subaccount which corresponds to one of these funds, premium received after April 28, 2006, which would have been allocated to a subaccount corresponding to one of these funds will be allocated on a pro rata basis among all the other available subaccounts in which your contract/policy value is allocated. If there are no other such subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. For variable life insurance policy owners, your failure to provide us with alternative allocation instructions and our return of your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value.